* Confidential treatment has been requested for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this Exhibit have been separately filed with the Securities and Exchange Commission.

Exhibit 4.18

English translation for reference purpose only

JA Solar Technology YangZhou Co.,Ltd.:

With regard to the Polysilicon Supply Contract signed between our two companies on August 17, 2008, a memorandum was signed on January 15, 2009, stipulating that the price of multi-crystalline silicon wafers for January and February 2009 was ***/kilogram.

Both parties hereby stipulate that the price from March 2009 to the end of 2009 is ***/kilogram, and the future price shall be negotiated on the basis not higher than ***/kilogram, actual price shall be negotiated by both parties.

Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd.
March 6, 2009